Exhibit 99.1

Borr Drilling Limited - Mandatory notification of trades

Paal Kibsgaard, the Chairman of the Board of Borr Drilling Limited (the “Company”), has on March 2, 2020 acquired 1,300 of the Company’s shares registered on the New York Stock Exchange, at an average price of USD1.9296 per share.  Mr. Kibsgaard’s total ownership of shares in the Company’s shares after the purchase amounts to 101,300 shares.

Francis Millet, Chief Financial Officer of the Company, has on March 2, 2020 acquired 10,000 of the Company’s shares registered on the New York Stock Exchange, at an average price of USD1.92 per share.  Mr. Millet’s total ownership of shares in the Company’s shares after the purchase amounts to 10,000 shares.

March 3, 2020
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to Sections 4-2 of the Norwegian Securities Trading Act.